FOR IMMEDIATE RELEASE	For Additional Information
Contact: Robert Lentz
(614) 876-2000
SUPERCONDUCTIVE COMPONENTS, INC.
REPORTS RECORD THIRD QUARTER REVENUE
COLUMBUS, Ohio (November 1, 2006) Superconductive Components, Inc. (OTC Bulletin Board: SCCI), dba SCI Engineered Materials, a manufacturer of high quality sputtering targets for select markets in the physical vapor deposition industry, today announced financial results for the three months and nine months ended September 30, 2006.
Third quarter 2006 versus third quarter 2005 highlights included:
•	Total revenue increased to $2,064,497 from $1,021,211

•	Gross profit rose to $469,007 from $276,409

•	Net income of $116,532 versus a net loss of $(38,023)

•	Backlog of $3.4 million at September 30, 2006
Dan Rooney, President and Chief Executive Officer, stated, “The Company’s record third quarter revenue reflects solid increases in each of our markets, led by a significant gain in sales to photonic customers. We ended the quarter with a record backlog of $3.4 million and anticipate sequential quarter growth in revenue and net income. Investments in new equipment have been made throughout 2006 in response to increased demand and we plan to add more equipment in 2007. This will enable us to increase our production capabilities and also gradually enter additional niche markets. These factors are expected to contribute to further improvement in the Company’s financial results in 2007.”
Mr. Rooney continued, “We are encouraged by recent developments in the emerging Thin Film Battery market. During the third quarter, one of our customers announced the successful completion of a $34.7 million equity financing to scale their technology and build a state-of-the-art manufacturing facility to ramp to high volume production. This announcement underscores the progress that is being achieved toward commercialization of Thin Film Battery technology. Sales to Thin Film Battery customers have increased during 2006 and orders accelerated during the third quarter.”
2006 Third Quarter Results
Total revenue increased 102% to a record $2,064,497 for the third quarter 2006 compared to $1,021,211 for the same period last year. This revenue growth was led by higher sales to photonic, solar and thin film battery customers. Third quarter 2006 revenue included the ongoing purchase of commodities whose prices have historically experienced periods of significant fluctuation. These changes are regularly reflected in the Company’s selling prices. There was no contract research revenue for the third quarter 2006 versus $67,717 the prior year. Orders received in the third quarter 2006 totaled $3,532,000 compared to $1,004,000 for the same period in 2005.
Gross profit was $469,007, or 22.7% of total revenue, for the third quarter 2006 versus $276,409, or 27.1% of total revenue, for the same period last year. Product mix, which included a greater amount of higher value product with lower gross margin commodities, was the primary factor that contributed to the decline in gross profit margin versus the prior year. General and administrative expenses were $221,759 for the third quarter 2006 versus $184,743 a year ago, due to higher incentive compensation and professional fees. Research and development (“R&D”) expenses increased to $58,582 for the third quarter 2006 from $46,481 for the same period last year due to additional product development expenses for current and future products. Sales and promotional expenses were $76,066 for the third quarter 2006 versus $56,584 for the prior year. This increase was attributable to the growth in third quarter 2006 revenue.

Income from operations was $116,532 for the third quarter 2006 compared to a loss from operations of $(38,023) for the same period last year.
Income applicable to common shares was $110,236, or $0.03 per diluted share, for the third quarter 2006 compared to a loss applicable to common shares of $(44,320), or $(0.02) per share, the prior year. Average weighted diluted shares outstanding rose 58% to 3,907,837 for the third quarter 2006 from 2,467,686 for the third quarter 2005. This increase was primarily due to the Company’s private equity financing during the second half of 2005.
2006 Nine Month Results
Total revenue increased approximately 91% to $4,423,554 for the nine months ended September 30, 2006 from $2,309,805 for the same period last year. Year-to-date 2006 revenue exceeded the amount for the entire Year 2005. Sales have grown significantly due to increased demand from current customers coupled with business from new customers. Revenue for the first nine months of 2006 included the ongoing purchase of commodities whose prices have historically experienced periods of significant fluctuation. These changes are regularly reflected in the Company’s selling prices. Contract research revenue declined to $42,092 for the first nine months of 2006 compared to $245,683 the prior year due to completion of a Phase II SBIR grant last year.
Gross profit rose 60% to $1,022,520 for the first nine months of 2006 from $640,497 for the 2005 year-to-date period. Gross profit margin was 23.1% for the first nine months of 2006 versus 27.7% for the same period in 2005 due to product mix that included higher value product with lower gross margin commodities and lower contract research revenue compared to last year. General and administrative expenses were $667,013 for the first nine months of 2006 compared to $560,487 last year. This increase was primarily due to the Company’s incentive compensation program and higher professional fees. R&D expenses for the first nine months of 2006 were similar to a year ago. The slight decline is related to completion of a Phase II SBIR in 2005. Sales and promotional expenses were $210,162 for the first nine months of 2006 compared to $167,518 for the same period in 2005 primarily due to incentive compensation related to the increase in revenues.
Income from operations was $371 for the 2006 year-to-date period versus a loss from operations of $(234,325) last year.
Income applicable to common shares was $8,463, or $0.00 per diluted share, for the first nine months of 2006 versus a loss applicable to common shares of $(319,595), or $(0.13) per diluted share, for the same period a year ago. Average weighted diluted shares outstanding were 3,946,035 for the first nine months of 2006 or 61% higher than the same period last year, principally due to the Company’s private equity financing during the second half of 2005.
Innovation Ohio Fund Loan
During the third quarter 2006 the Company submitted an application pursuant to the Ohio Department of Development’s Innovation Ohio Fund Loan program. This program assists existing Ohio companies develop next generation products in industry sectors that include advanced materials. On September 25, 2006, Governor Taft announced that the Development Financing Advisory Council approved a $631,687 loan request for Superconductive Components, Inc. at an interest rate of 7.5% plus certain fees for a seven-year term. These funds will be used to meet growing customer demand and also enhance the Company’s entry into new markets. Final approval of this loan is subject to State Controlling Board approval, which is scheduled to consider this matter on November 13, 2006.

About Superconductive Components, Inc.
Superconductive Components, Inc., dba SCI Engineered Materials, manufactures ceramics and metals for advanced applications such as thin film batteries, superconductors, and advanced optical systems. SCI Engineered Materials also provides materials for thin film applications used in photovoltaic, electronic switches, hardness and decorative coatings. SCI Engineered Materials is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding anticipated improved performance in the third quarter of 2006. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, anticipate sequential quarter growth in revenue and net income, plans to add more equipment in 2007, gradually enter additional niche markets, further improvement in the Company’s financial results in 2007 (paragraph 3), the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005. One or more of these factors have affected, and could in the future affect, the Company’s projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.
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